13012926

SEC Mail Processing Section MAR 01 2013 Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-66522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning January 1, 2012 and ending December 31, 2012

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER: Davy Securities

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):

Davy House, 49 Dawson Street,
(No. and Street)

Dublin 2, Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Philip Quigley +353 1 6148863
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago Illinois 60601-5927
(City) (State) (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Quigley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Davy Securities, as of 31 December 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

FINOP

Title

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life

DATED THIS 25 FEBRUARY 2013

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Davy Securities

Affirmation

COUNTY OF DUBLIN, IRELAND

We, the undersigned officers of the firm of Davy Securities, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Davy Securities for the year ended December 31, 2012 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barry Nangle
Co President

David Smith
Co President

Philip Quigley
Financial and Operations Principal

Vivian Matthews
Notary Public
Subscribed and sworn to before me on 25 February 2013

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life

Davy Securities
(a wholly owned subsidiary of J & E Davy Holdings)

Statement of Financial Condition
As of December 31, 2012

(With Independent Auditors' Report)

BAKER TILLY

Candor. Insight. Results.

Davy Securities
(a wholly owned subsidiary of J & E Davy Holdings)

Statement of Financial Condition
As of December 31, 2012

(With Independent Auditors' Report)

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Table of Contents	*Page*

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Davy Securities
Dublin, Ireland

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Davy Securities as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Davy Securities as of December 31, 2012 and in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 25, 2013

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition *(In US Dollars)*
As at December 31, 2012

Assets:	
Cash and cash equivalents	**$ 4,089,746**
Other assets	**3,735**
Receivable from affiliates	**498,902**
Total assets	**$ 4,592,383**
Liabilities and Stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 641,602**
Income tax payable	**86,800**
Total liabilities	**728,402**
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 par value: Authorized, 1,000,000 shares issued, and outstanding, 1,000,000 shares	**1,232,428**
Retained earnings	**2,496,537**
Accumulated other comprehensive income	**135,016**
Total stockholder's equity	**3,863,981**
Total liabilities and stockholder's equity	**$ 4,592,383**

The accompanying notes are an integral part of the Statement of Financial Condition.

1 Organization and description of the business

Davy Securities commenced trading during the year ended 31 December 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). Its business encompassed the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes all client orders for foreign securities with J & E Davy (trading as Davy), an affiliated foreign broker-dealer (member of the Irish Stock Exchange "ISE" and the London Stock Exchange "LSE" and authorised by the Central Bank under the Stock Exchange Act 1995). J & E Davy will report these executed trades to the relevant stock exchange. Davy Securities executes the client order with J & E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J & E Davy Holdings. The ultimate holding company is Amber Note. J & E Davy Holdings and Amber Note are both incorporated in Ireland.

2 Summary of significant accounting policies

Basis of presentation

The statement of financial condition was prepared in accordance with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The financial statements have been prepared using the convention of trade date accounting. Accordingly, commission income arising from stockbroking business is recorded as earned in the period in which the related bargains are executed on behalf of clients.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income.

2 Summary of significant accounting policies *(continued)*

Foreign currencies *(continued)*

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the year (1 dollar = 0.7587 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the year (1 dollar = 0.7783 euro). Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in the currency translation account within Stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax proposes meeting the more likely than not threshold, the amount recognised in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended December 31 2012.

There was no deferred taxation as at December 31, 2012 (2011: Nil).

3 Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

4 Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end.

5 Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations, are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense; these expenses amounted to $2,314,432 in 2012. All direct expenses are paid by J&E Davy and recharged through the inter-company account. As at December 31, 2012, an amount of $148,931 was due from J&E Davy relating to trade settlement accounts in addition to accrued income and expenses. In addition at this date an amount of $440,829 was owed to Davy Research (a fellow Group Company in the J&E Davy Holdings Group) in respect of occupancy and equipment costs paid on Davy Securities behalf. Davy Securities had a balance owed from its parent company J&E Davy Holdings of $790,800 at 31 December 2012.

6 Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 31, 2012, the Company had net capital of $3,124,104 which was $2,874,104 in excess of its required net capital of $250,000.

7 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

8 Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.